UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

LEJU HOLDINGS LIMITED

(Name of Issuer)

Ordinary Shares, par value $0.001 per share

(Title of Class of Securities)

50187J108

(CUSIP Number)**

Sina Corporation

7/F Sina Plaza

No. 8 Courtyard 10 West

Xibeiwang East Road

Haidian District, Beijing, 100193

People’s Republic of China

Phone: +86 10 8262-8888

Facsimile: +86 10 8260-7073

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

with a copy to:

Z. Julie Gao, Esq.

Haiping Li, Esq.

 Skadden, Arps, Slate, Meagher & Flom LLP

 c/o 42/F, Edinburgh Tower, The Landmark

 15 Queen’s Road Central

Hong Kong

 +852 3740-4700

August 12, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* This statement on Schedule 13D (the “Schedule 13D”) is an initial Schedule 13D filing on behalf of Sina Corporation (“SINA”) with respect to the ordinary shares, par value $0.001 per share (the “Ordinary Shares”) of Leju Holdings Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (the “Issuer”).

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

** This CUSIP number applies to the American depositary shares of the Issuer (the “ADSs”), each representing one Ordinary Share. No CUSIP has been assigned to the Ordinary Shares.

CUSIP No.		50187J108

1	Names of Reporting Persons Sina Corporation
2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 1,466,687 Ordinary Shares [1]
	8	Shared Voting Power 0
	9	Sole Dispositive Power 1,466,687 Ordinary Shares [1]
	10	Shared Dispositive Power 93,694,920 Ordinary Shares [2]
11	Aggregate Amount Beneficially Owned by Each Reporting Person 95,161,607 Ordinary Shares
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 70.4%
14	Type of Reporting Person (See Instructions) CO

(1)                                 Include (i) 1,430,000 Ordinary Shares held by SINA and (ii) 36,687 Ordinary Shares represented by 36,687 ADSs held by MemeStar Limited, a wholly owned subsidiary of SINA.

(2)                                 Include 93,694,920 Ordinary Shares held by E-House (China) Holdings Limited, a wholly owned subsidiary of E-House Holdings Ltd.  See Item 5.

Item 1.                                 Security and Issuer

This Schedule 13D relates to the Ordinary Shares of the Issuer.

The ADSs of the Issuer, each representing one Ordinary Share, are listed on the New York Stock Exchange under the symbol “LEJU.”

The principal executive offices of the Issuer are located at 15/F, Shoudong International Plaza, No. 5 Building, Guangqu Home, Dongcheng District, Beijing 100022, People’s Republic of China.

Item 2.                                 Identity and Background

(a)–(c), (f) SINA is an exempted company incorporated under the laws of the Cayman Islands.  SINA is an online media company and mobile value-added service provider.  The principal executive offices of SINA are located at 37F, Jin Mao Tower 88 Century Boulevard, Pudong, Shanghai 200121, China.  The name, business address, present principal occupation or employment and citizenship of each of the executive officers and directors of SINA are set forth on Schedule A hereto and are incorporated herein by reference.

(d), (e) During the last five years, none of SINA or, to the best of its knowledge, any of the persons listed on Schedule A hereto has been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.                                 Source and Amount of Funds or Other Consideration

On August 12, 2016 (the “Closing Date”), E-House Merger Sub Ltd. merged with and into E-House (China) Holdings Limited (the “Target”), with the Target continuing as the surviving company and a wholly owned subsidiary of E-House Holdings Ltd. (“E-House Holdings”) (the “Merger”).  On the Closing Date, the Target held 93,694,920 Ordinary Shares.  On the Closing Date and in connection with the Merger, SINA (among others) became a shareholder of E-House Holdings.

The information set forth in Item 6 of this Schedule 13D is hereby incorporated by reference in this Item 3.

Item 4.                                 Purpose of Transaction

SINA reviews its investments on a continuing basis. Depending on overall market conditions, performance and prospects of the Issuer, subsequent developments affecting the Issuer, other investment opportunities available to SINA and other investment considerations, SINA may hold, vote, acquire or dispose of or otherwise deal with securities of the Issuer. Any of the foregoing actions may be effected at any time or from time to time, subject to applicable law. Except as set forth above, there are no plans or proposals of the type referred to in subparagraphs (a) through (j) of Item 4 of this Schedule 13D.

Item 5.                                 Interest in Securities of the Issuer

(a)–(b)           The responses of SINA to Rows (7) through (13) of the cover pages of this Schedule 13D are hereby incorporated by reference in this Item 5.

As of the Closing Date and by virtue of the provisions in the Shareholders Agreement (as defined below) described in Item 6, SINA may be deemed to beneficially own 93,694,920 Ordinary Shares held by the Target, a wholly owned subsidiary of E-House Holdings, in addition to 1,430,000 Ordinary Shares held by SINA and 36,687 Ordinary Shares represented by 36,687 ADSs held by MemeStar Limited, a wholly owned subsidiary of SINA.

The percentage of Ordinary Shares beneficially owned by SINA is based on 135,245,866 Ordinary Shares outstanding as of March 31, 2016, as disclosed in the Issuer’s current report on Form 6-K furnished to the Securities and Exchange Commission on May 17, 2016.

Mr. Charles Chao, Chairman of the Board of Directors and Chief Executive Officer of SINA, beneficially owned 242,500 Ordinary Shares as of August 12, 2016, including (i) 2,500 Ordinary Shares held by Mr. Chao and (ii) 240,000 Ordinary Shares issuable to Mr. Chao upon exercise of options or vesting of restricted shares within 60 days after August 12, 2016.

Except as disclosed in this Schedule 13D, neither SINA nor, to its best knowledge, any of the persons listed on Schedule A hereto, beneficially owns any Ordinary Shares or has the right to acquire any Ordinary Shares.

(c)                                  Except as described in this Schedule 13D, neither SINA nor, to the best of its knowledge, any of the persons listed on Schedule A hereto has effected any transactions in the Ordinary Shares of the Issuer during the past 60 days.

(d)                                 Not applicable.

(e)                                  Not applicable.

ITEM 6.                                                Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

The information set forth in Item 3 of this Schedule 13D is hereby incorporated by reference in this Item 6.

On the Closing Date, E-House Holdings, SINA and certain other shareholders of E-House Holdings entered into a shareholders agreement (the “Shareholders Agreement”), pursuant to which (a) E-House Holdings undertakes, among other things, that it shall not, directly or indirectly, dispose any Ordinary Shares owned by the Target without the prior written approval of each of Mr. Xin Zhou and SINA; and (b) during the 18-month period following the Closing Date, E-House Holdings has an option to repurchase all the equity interest held by SINA in E-House Holdings for a consideration consisting of (i) 30% of the total outstanding Ordinary Shares at the time of the repurchase, and (ii) a cash payment.

A copy of the Shareholders Agreement is attached hereto as Exhibit 7.01 and is incorporated by reference herein. The foregoing description of the Shareholders Agreement does not purport to be complete and is subject to, and qualified in its entirety by, the full text of such Shareholders Agreement attached hereto as Exhibit 7.01.

ITEM 7.                                                Material to be Filed as Exhibits.

Exhibit 7.01                              Shareholders Agreement by and among E-House Holdings, Mr. Xin Zhou, SINA and certain other parties thereto, dated August 12, 2016.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

	Date:	August 22, 2016

Sina Corporation
By:	/s/ Charles Chao
	Name:	Charles Chao
	Title:	Chief Executive Officer

SCHEDULE A

Directors and Executive Officers of SINA

Name	Principal Occupation/ Employment	Name/Principal Business/Address of Principal Employment	Citizenship
Charles Chao	Chairman of the Board and Chief Executive Officer	7/F Sina Plaza, No. 8 Courtyard 10 West, Xibeiwang East Road, Haidian District, Beijing, 100193, People’s Republic of China	United States

Ter Fung Tsao	Independent Director	c/o Standard Foods Corporation 5th Floor, No. 136, Jen Ai Road, Section 3, Taipei 10657, Taiwan	Taiwan

Yan Wang	Independent Director	7/F Sina Plaza, No. 8 Courtyard 10 West, Xibeiwang East Road, Haidian District, Beijing, 100193, People’s Republic of China	PRC

Song Yi Zhang	Independent Director	10/F, Fung House, 19-20 Connaught Road Central, Hong Kong	Hong Kong

Yichen Zhang	Independent Director	c/o CITIC Capital Holdings Limited 26/F CITIC Tower 1 Tim Mei Avenue Central, Hong Kong	Hong Kong

Hong Du	President and Chief Operating Officer	7/F Sina Plaza, No. 8 Courtyard 10 West, Xibeiwang East Road, Haidian District, Beijing, 100193, People’s Republic of China	PRC

Bonnie Yi Zhang	Chief Financial Officer	7/F Sina Plaza, No. 8 Courtyard 10 West, Xibeiwang East Road, Haidian District, Beijing, 100193, People’s Republic of China	United States

Arthur Jianglei Wei	Senior Vice President	7/F Sina Plaza, No. 8 Courtyard 10 West, Xibeiwang East Road, Haidian District, Beijing, 100193, People’s Republic of China	PRC

Bin Zheng	Vice President	7/F Sina Plaza, No. 8 Courtyard 10 West, Xibeiwang East Road, Haidian District, Beijing, 100193, People’s Republic of China	PRC